RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

[redacted]

Exemption File No. 82 – 35005

6th February, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them, dated 5th February, 2008 intimating grant of in principle approval to Reliance Telecom Limited (RTL), a subsidiary of the Company, for providing CDMA services in Assam and North East Service Areas in addition to existing GSM services.

We enclose herewith a copy of the aforesaid letter for your information and record.

Kindly take the same on record.

Thanking You.

Yours faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

February 05, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

We wish to inform you that the Ministry of Communications & Information Technology, Government of India, has granted in principle approval to Reliance Telecom Limited (RTL), a wholly owed subsidiary of our Company, for providing CDMA services also under the existing Unified Access Service Licenses (UASL) granted to RTL for Assam and North East Service Areas.

This is in addition to existing GSM services provided by RTL. Accordingly, RTL will, in due course, offer CDMA services also in addition to its existing GSM services in Assam and North East Service Areas.

The Company along with RTL thus has Pan India Licence to provide both CDMA and GSM services.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

END